Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-239480

Sempra Energy

Final Term Sheet

November 15, 2021

4.125% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2052

This free writing prospectus relates only to the securities described below and should be read together with Sempra Energy’s preliminary prospectus supplement dated November 15, 2021 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 26, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Sempra Energy (the “Company”)

Anticipated Ratings:[1]	Baa3 (stable) by Moody’s Investors Service, Inc. BBB- (negative) by S&P Global Ratings BBB- (stable) by Fitch Ratings, Inc.

Trade Date:	November 15, 2021

Settlement Date:	November 19, 2021 (T+4)

Securities Offered:	4.125% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2052 (the “notes”)

Aggregate Principal Amount Offered:	$1,000,000,000

Interest Rate:

The notes will bear interest (i) from and including November 19, 2021 to, but excluding, April 1, 2027 (the “First Reset Date”) at the rate of 4.125% per annum and (ii) from and including the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus Supplement) at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement) plus a spread of 2.868%, to be reset on each Reset Date (as defined in the Preliminary Prospectus Supplement).

For additional information and the definitions of the terms Reset Period, Five-year U.S. Treasury Rate, Reset Interest Determination Date and Reset Date, see “Description of the Notes—Interest Rate and Maturity” in the Preliminary Prospectus Supplement.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Interest Payment Dates:	April 1 and October 1 of each year, beginning on April 1, 2022 (each, an “interest payment date”) (subject to the Company’s right to defer interest payments as described under “Optional Interest Deferral” below).

Optional Interest Deferral:	So long as no event of default (as defined in the Preliminary Prospectus Supplement) with respect to the notes has occurred and is continuing, the Company may, at its option, defer interest payments on the notes, from time to time, for one or more Optional Deferral Periods (as defined in the Preliminary Prospectus Supplement) of up to 20 consecutive semi-annual Interest Payment Periods (as defined in the Preliminary Prospectus Supplement) each, except that no such Optional Deferral Period may extend beyond the final maturity date of the notes or end on a day other than the day immediately preceding an interest payment date. No interest will be due or payable on the notes during any such Optional Deferral Period unless the Company elects, at its option, to redeem notes during such Optional Deferral Period, in which case accrued and unpaid interest to, but excluding, the redemption date will be due and payable on such redemption date only on the notes being redeemed, or unless the principal of and interest on the notes shall have been declared due and payable as the result of an event of default with respect to the notes, in which case all accrued and unpaid interest on the notes shall become due and payable. The Company may elect, at its option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of the notes) and to shorten the length of any Optional Deferral Period. The Company cannot begin a new Optional Deferral Period until the Company has paid all accrued and unpaid interest on the notes from any previous Optional Deferral Period. During any Optional Deferral Period, interest on the notes will continue to accrue at the then-applicable interest rate on the notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the notes). In addition, during any Optional Deferral

Period, interest on the deferred interest will accrue at the then-applicable interest rate on the notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the notes), compounded semi-annually, to the extent permitted by applicable law.

For additional information and the definitions of the terms event of default, Optional Deferral Period and Interest Payment Period, see “Description of the Notes—Events of Default” and “Description of the Notes—Option to Defer Interest Payments” in the Preliminary Prospectus Supplement.

Maturity:	April 1, 2052

Price to Public:	100.000% of the principal amount, plus accrued interest, if any.

Proceeds to the Company:	Approximately $990.0 million, after deducting the underwriting discount but before deducting the estimated offering expenses payable by the Company.

Optional Redemption Provisions:

The Company may at its option redeem the notes, in whole or from time to time in part, on any day during any Par Call Period (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 100% of the principal amount of the notes to be redeemed, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

The Company may at its option redeem the notes, in whole but not in part, at any time following the occurrence and during the continuance of a Tax Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 100% of the principal amount of the notes, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to, but excluding, the redemption date.

The Company may at its option redeem the notes, in whole but not in part, at any time following the occurrence and during the continuance of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 102% of the principal amount of the notes, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to, but excluding, the redemption date.

For additional information and the definitions of the terms Par Call Period, Tax Event and Rating Agency Event, see “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

CUSIP:	816851 BM0

ISIN:	US816851BM02

Joint Book-Running Managers:	BofA Securities, Inc. BMO Capital Markets Corp. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC MUFG Securities Americas Inc.

Senior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. PNC Capital Markets LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

Co-Managers:	Drexel Hamilton, LLC WR Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by calling MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.